UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

MONUMENT RESOURCES, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

615314 10 1
(CUSIP Number)

Monument Resources, Inc. 2050 South Oneida Street, Suite 106 Denver CO 80222 (303) 692-9468
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Page 1 of 10  Pages)

_______
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 615314 10 1	Schedule 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MNB Energy, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 615314 10 1	Schedule 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Matt Miles
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 615314 10 1	Schedule 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) James J. Benner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 615314 10 1	Schedule 13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Melnic Investment Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 615314 10 1	Schedule 13D	Page 6 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Matthew N. Follett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 615314 10 1	Schedule 13D	Page 7 of 10

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the acquisition of beneficial ownership of Common Stock, no par value per share (the “Common Stock”) of Monument Resources, Inc. (the “Company”), whose principal place of business is located at 2050 South Oneida Street, Suite 106, Denver, CO 80222.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.	MNB Energy, LLC, a Colorado limited liability company, whose address is 1521 Oxbow Drive, Suite 210, Montrose, CO 81401.

b.	Matt Miles, an individual, Manager and Member of MNB Energy, LLC, whose address is 1521 Oxbow Drive, Suite 210, Montrose, CO 81401. Mr. Miles is an affiliate of MNB Energy, LLC.

c.	James J. Benner, an individual and Member of MNB Energy, LLC, whose address is 1521 Oxbow Drive, Suite 210, Montrose, CO 81401. Mr. Benner is an affiliate of MNB Energy, LLC.

d.
Melnic Investment Group, Inc., a Colorado corporation and Member of MNB Energy, LLC, whose address is 3382 Mahogany Drive, Montrose, CO 81401.  Melnic Investment Group, Inc., is an affiliate of MNB Energy, LLC

e.	Matthew N. Follett, an individual and Member of MNB Energy, LLC, whose address is 1521 Oxbow Drive, Suite 210, Montrose, CO 81401. Mr. Follett is an affiliate of MNB Energy, LLC.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MNB Energy, LLC is an accredited investor organized under the laws of the state of Colorado.

Melnic Investment Group, Inc. is an accredited investor organized under the laws of the state of Colorado.  Melnic Investment Group, Inc., is owned 43% by Mr. Pete Neumann, President and 57% by Mr. Neumann’s spouse.

Mr. Miles, Mr. Benner and Mr. Follett are citizens of the United States of America.

CUSIP No. 615314 10 1	Schedule 13D	Page 8 of 10

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 5, 2008, MNB Energy, LLC entered into a Unit Purchase Agreement with the Company for the purchase of Units consisting of 2,000,000 shares of the Company’s Common Stock, no par value, and Warrants to purchase an additional 2,000,000 shares of the Company’s Common Stock at an exercise price of $0.40 per share at any time through March 4, 2010.  Consideration for the Units was $0.25 cash for a total purchase price of $500,000.

ITEM 4.	PURPOSE OF TRANSACTION.

The beneficial ownership that is the subject of this Schedule 13D was acquired by MNB Energy, LLC for the purpose of investment.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

On March 5, 2008, MNB Energy, LLC acquired Units consisting of 2,000,000 shares of the Company’s Common Stock, no par value, and Warrants to purchase an additional 2,000,000 shares of Common Stock at any time through March 4, 2010.  Consideration for the Units was $0.25 cash and the exercise price of the Warrants is $0.40 per share.

As of the date of the filing of this Schedule 13D, MNB Energy, LLC is deemed to beneficially own 4,000,000 shares of Common Stock of the Company.  MNB Energy, LLC’s beneficial ownership represents 41.2% of the then issued and outstanding Common Stock of the Company assuming the exercise of the Warrants.  MNB Energy, LLC has the sole power to vote and has sole dispositive rights with regard to 4,000,000 shares of Common Stock, for a total power to vote and to dispose of 4,000,000 shares of Common Stock.

Mr. Miles holds a 70% interest in MNB Energy, LLC.  Mr. Miles, as a Member and the Manager of MNB Energy, LLC, is deemed to have shared power to vote and shared dispositive rights with regard to 4000,000 shares of Common Stock.

Mr. Benner holds a 10% interest in MNB Energy, LLC.  Mr. Benner, as a Member of MNB Energy, LLC, is deemed to have shared power to vote and shared dispositive rights with regard to 4,000,000 shares of Common Stock.

Melnic Investment Group, Inc. holds a 10% interest in MNB Energy, LLC.  Melnic Investment Group, Inc., as a Member of MNB Energy, LLC, is deemed to have shared power to vote and shared dispositive rights with regard to 4,000,000 shares of Common Stock.   The shareholders of Melnic Investment Group, Inc., Mr. Pete Neumann who holds 43% and Mr. Neumann’s spouse who holds 57% of the company may also be deemed to have shared power to vote and shared dispositive rights with regard to 4,000,000 shares of Common Stock through Melnic Investment Group, Inc.

Mr. Follett holds a 10% interest in MNB Energy, LLC.  Mr. Follett, as a Member of MNB Energy, LLC, is deemed to have shared power to vote and shared dispositive rights with regard to 4,000,000 shares of Common Stock.

CUSIP No. 615314 10 1	Schedule 13D	Page 9 of 10

The filing of this Schedule 13D shall not be deemed an admission that Mr. Miles, Mr. Benner, Melnic Investment Group, Inc. and Mr. Follett are, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any equity securities covered by this statement.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the Company’s shares, A. G. Foust (also a purchaser of the Company’s shares on March 5, 2008) agreed to vote his shares for the Board of Directors designee of MNB Energy, LLC so long as MNB Energy, LLC owns at least 20% or more of the Company’s Common Stock.  James J. Benner was elected to the Company’s Board of Directors on March 5, 2008 as MNB Energy, LLC’s designee.  Prior to Mr. Benner’s election, neither he nor MNB Energy, LLC had any affiliation or relationship with the Company.

On March 5, 2008, MNB Energy, LLC purchased 2,000,000 shares of the Company’s Common Stock and Warrants to purchase an additional 2,000,000 shares  of Common Stock.  In connection with the agreement under which these purchases were made, the Company was given the right of first refusal to re-acquire such shares and Warrants if a purchaser seeks to sell them in the future.  If the Company does not exercise its first right, then Mr. Foust has a right of first refusal to acquire the share or Warrants sought to be sold.  Finally, MNB Energy, LLC and Mr. Foust have pre-emptive rights to purchase any equity securities offered in the future by the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

10.1
Unit Purchase Agreement dated March 5, 2008 by and between Monument Resources, Inc. and MNB Energy, LLC and A.G. Foust, filed as Exhibit 10.1 to the Company’s Form 8-K filed March 6, 2008, and incorporated by reference herein.

10.2
Registration Rights Agreement dated March 5, 2008 by and between Monument Resources, Inc. and MNB Energy, LLC and A.G. Foust, filed as Exhibit 10.2 to the Company’s Form 8-K filed March 6, 2008, and incorporated by reference herein.

10.3	Warrant Agreement dated March 5, 2008 between Monument Resources, Inc. and MNB Energy, LLC, filed as Exhibit 10.3 to the Company’s Form 8-K filed March 6, 2008, and incorporated by reference herein.

10.4	Warrant Agreement dated March 5, 2008 between Monument Resources, Inc. and A. G. Foust, filed as Exhibit 10.4 to the Company’s Form 8-K filed March 6, 2008, and incorporated by reference herein.

CUSIP No. 615314 10 1	Schedule 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2008
(DATE)

Matt Miles
(SIGNATURE)

Matt Miles, Manager and Member, MNB Energy, LLC
(NAME AND TITLE)